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                     February 24, 2022

       Brian T. Olsavsky
       Chief Financial Officer
       Amazon.com, Inc.
       410 Terry Avenue North
       Seattle, WA 98109

                                                        Re: Amazon.com, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No. 000-22513

       Dear Mr. Olsavsky:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Mark Hoffman